SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-9300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED

EMPLOYEES OF SOUTHERN NEW ENGLAND

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Page 1 of 20 pages

Exhibit Index: Page 19

The Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Schedule of Assets (Held at End of Year) at December 31, 2004

Signature

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Coca-Cola Enterprises Savings Plan for Organized Employees of

Southern New England

Year Ended December 31, 2004 and as of December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Audited Financial Statements

and Supplemental Schedule

Year Ended December 31, 2004 and as of December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Finance Committee of the Board of Directors

Coca-Cola Enterprises Inc.

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

June 24, 2005

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$5,163,912	$4,592,817

Net assets available for benefits	$5,163,912	$4,592,817

See accompanying notes.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$140,334
Net appreciation in fair value of investments	91,252

231,586
Participant contributions	523,437

Total additions	755,023

Deductions from net assets attributed to:
Distributions to participants	167,101
Transfer to related plan	16,170
Administrative expenses	657

Total deductions	183,928

Net increase	571,095

Net assets available for benefits:
Beginning of year	4,592,817

End of year	$5,163,912

See accompanying notes.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Enterprises Inc. (the Company).

The Plan was formed effective July 1, 1993 and restated effective January 1, 1997 and is a defined contribution plan covering certain employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Eligibility

Each employee who (1) has attained age 21 and worked at least one year of service (1,000 hours of service prior to March 1, 2001) during a 12-month period and (2) is covered by the International Brotherhood of Teamsters, Local 1035, 677, 182, 317, 669, 687, or 693 bargaining unit and who is eligible for the Plan under the terms of the collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the pay period coincident with employment as an eligible employee having completed the age and service requirement) at which time the participant may elect to begin compensation deferrals.

Contributions

The Plan allows a participant to contribute up to 16% of eligible compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the IRC). A participant may elect to change the rate of pre-tax contributions or suspend all pre-tax contributions at any time. The Company may elect to contribute an amount determined annually by the Company. The Company made no contributions during 2004. Since inception, the Company has not made an employer contribution to this plan.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Each participant shall always be 100% vested in his or her pre-tax contributions and rollover contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses. The allocation of earnings and losses is based on participant account balances as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account into or out of this Plan. During the year ended December 31, 2004, the Plan transferred participant accounts totaling $16,170 to the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan.

Participant Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and the interest paid is applied directly to the participant’s account.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Withdrawals and Payments of Benefits

Distributions of a participant’s vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $1,000 or less. If the participant’s vested account balance exceeds $1,000 the Plan permits distribution under lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available only for a financial hardship.

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to terminate the Plan. In the event of Plan termination, all participants become 100% vested and shall receive a full distribution of their account balances.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

The Stable Value Fund, a collective trust fund, is valued at fair value as determined by the trustee, which approximates cost. Other collective trust funds are valued at fair value as determined by the Plan’s trustee based on the market values of the underlying assets comprising the fund. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2004
Net appreciation (depreciation) in fair value of investments (determined by quoted market prices):
Common stock	($98,259)
Collective trust funds	919
Mutual funds	182,904

85,564

Net appreciation in fair value of investments (as determined by Trustee):
Collective trust funds	5,688

Net appreciation in fair value of investments	$91,252

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
Common Stock of Coca-Cola Enterprises Inc.	$331,121	$288,621
Common Stock of The Coca-Cola Company	350,685	456,000
Participant loans	289,836	*
Putnam Asset Allocation: Balanced Portfolio	794,347	698,067
Putnam Fund for Growth and Income	804,627	726,612
Putnam Stable Value Fund	2,012,216	1,803,402
Putnam International Equity Fund	263,249	*

*	Amount was less than 5% of net assets.

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

The following schedule summarizes transactions in the common stock of The Coca-Cola Company, a significant shareowner of Coca-Cola Enterprises Inc. during 2004:

	Shares	Fair Value
Balance at January 1, 2004	8,985	$456,000
Purchases	238	10,557
Sales	(799)	(34,274)
Realized Losses, net	—	(4,653)
Unrealized Losses, net	—	(76,945)

Balance at December 31, 2004	8,424	$350,685

Dividends received in 2004	—	$8,751

The following schedule summarizes transactions in the common stock of Coca-Cola Enterprises Inc. during 2004:

	Shares	Fair Value
Balance at January 1, 2004	13,197	$288,621
Purchases	4,642	104,208
Sales	(1,958)	(45,047)
Realized Gains, net	—	2,699
Unrealized Losses, net	—	(19,360)

Balance at December 31, 2004	15,881	$331,121

Dividends received in 2004	—	$2,348

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 16, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Other Matters

On December 3, 2004, the Plan administrator, a committee of management of the Plan sponsor, approved a change in recordkeeper and trustee for the Plan from Mercer HR Outsourcing (previously Putnam Fiduciary Trust Company) to JPMorgan Retirement Plan Services and JPMorgan Chase Bank, N.A., effective August 1, 2005. The effective date of the transfer of assets will also be August 1, 2005.

Supplemental Schedule

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year)

EIN #58-0503352    Plan #010

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	AIM Investments	AIM Energy Fund	$12,831
	American Century Investments	International Growth Fund	20
	Barclays Global Investors	Lifepath 2010 Fund	19
	Barclays Global Investors	Lifepath 2020 Fund	6,631
	Barclays Global Investors	Lifepath 2030 Fund	7,836
	Barclays Global Investors	Lifepath 2040 Fund	2,109
	Barclays Global Investors	Lifepath Income Fund	1,712
	Franklin Templeton Investments	Growth Fund	1,938
	Janus Capital Corporation	Worldwide Fund	4,439
	Morgan Stanley Institutional Funds	Small Company Growth Fund	33,271
	Morgan Stanley Institutional Funds	U.S. Real Estate Portfolio	38,600
	Oppenheimer Funds	Quest International Value Fund	24,355
	Pimco Funds	High Yield Fund	17,046
*	Putnam Fiduciary Trust Company	Asset Allocation: Balanced Portfolio	794,347
*	Putnam Fiduciary Trust Company	Bond Index Fund	52,464
*	Putnam Fiduciary Trust Company	Capital Opportunities Fund	2,499
*	Putnam Fiduciary Trust Company	Fund for Growth and Income	804,627
*	Putnam Fiduciary Trust Company	Health Sciences Fund	6,055
*	Putnam Fiduciary Trust Company	International Capital Opportunities Fund	21,088
*	Putnam Fiduciary Trust Company	International Equity Fund	263,249
*	Putnam Fiduciary Trust Company	International Growth and Income Fund	4,098
*	Putnam Fiduciary Trust Company	Investors Fund	3

Coca-Cola Enterprises Savings Plan for

Organized Employees of Southern New England

Schedule H, Line 4i - Schedule of Assets

(Held at End of Year) (continued)

EIN #58-0503352    Plan #010

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Putnam Fiduciary Trust Company	Mid-Cap Value Fund	$7,496
*	Putnam Fiduciary Trust Company	OTC & Emerging Growth Fund	1,187
*	Putnam Fiduciary Trust Company	Research Fund	3,463
*	Putnam Fiduciary Trust Company	S&P 500 Index Fund	48,702
*	Putnam Fiduciary Trust Company	Stable Value Fund	2,012,216
*	Putnam Fiduciary Trust Company	Vista Fund	7,598
	SunTrust Institutional	Classic Small Cap Value Equity Fund	12,371
*	Coca-Cola Enterprises Inc.	Common Stock	331,121
*	The Coca-Cola Company	Common Stock	350,685
*	Participants	Loans with interest rates ranging from 4.0% to 9.5%, with maturities through 2013	289,836

			$5,163,912

*	Indicates a party-in-interest to the Plan

Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED EMPLOYEES OF SOUTHERN NEW ENGLAND
(Name of Plan)

By:	/s/ JOYCE KING-LAVINDER
Joyce King-Lavinder
Member, Global Retirement Programs Committee

Date: June 28, 2005

Exhibit Index

Exhibit Number	Description	Page Number
Exhibit 23 -	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	20